United States securities and exchange commission logo





                              March 1, 2023

       Ting Kin Cheung
       Chief Executive Officer
       Plutus Financial Group Limited
       8/F, 80 Gloucester Road
       Wan Chai, Hong Kong

                                                        Re: Plutus Financial
Group Limited
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
31, 2023
                                                            CIK No. 0001933021

       Dear Ting Kin Cheung:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Cover Page

   1. Please expand your disclosure under the heading, "Transfers of Cash To and From Our
                                                        Operating
Subsidiaries," to disclose the special dividend you distributed to a shareholder
                                                        in the form of a
reduction in amount due from the shareholder. Additionally, disclose any dividends paid or
distributions made to any investors, wherever situated, during the periods represented by
your financial statements.
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
March      NamePlutus Financial Group Limited
       1, 2023
March2 1, 2023 Page 2
Page
FirstName LastName
Commonly Used Defined Terms, page ii

2. We note your response to comment 1. We also note that you still appear to use the term
         "clients" on page F-34. Please revise or include a definition of "customers" and
         "clients" within your commonly defined terms.
Prospectus Summary
Our Revenue Model
Plutus Securities, page 3

3. We note your response to comment 3. Please address the following in your response letter:
             Your response says that your securities trading platform is linked with several other securities firms (the "external brokers"). Explain fully for us what that means and how this works.
             Tell us how you are defining customers in your response, such as whether you are using an ASC 606 definition, whether all customers have Plutus accounts, whether customers are individual users or are other brokerage firms, and so forth. In addition, explain the differences between customers of Plutus and customers of the external brokers using the same platform.
             Explain to us what you mean when you say that customers of external brokers can select Plutus for execution of orders. This includes but is not limited to clarifying whether these users must have accounts with both Plutus and with other brokers; who would perform clearing, settlement, and custody duties; whether such trading could be done on margin with Plutus funding those trades; and your specific tasks when selected for execution versus when another broker is selected.
             When a user chooses Plutus to execute an order, tell us whether you have discretion over how those trades are fulfilled, such as choosing to fulfill it from your own inventory and / or Plutus being able to choose which other entity will fulfill the trade.
              In addition, your response says that you receive commissions from external brokers in return for execution services performed. Clarify for us whether you are paid on a per-trade basis or based on overall volume and how you considered whether this is payment for order flow, given that you appear to have the ability to decide how to direct this volume.
             Tell us who pays commissions to other brokers who execute trades on behalf of your customers and how these are accounted for and reflected in your financial statements.
             Your response says that the commission charged to customers remains the same regardless of which firm is selected to execute the trade order. Clarify for us who sets the commission rate charged to customers, who the customer pays, and whether you receive any payment if a customer chooses another broker to execute, and, if so, from whom.
Margin Financing, page 4
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
March      NamePlutus Financial Group Limited
       1, 2023
March3 1, 2023 Page 3
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FirstName LastName
4. Please revise your disclosures, here and elsewhere in the document where applicable, to provide a thorough and specific discussion addressing margin lending activities, including but not limited to the items below. Your response letter should cite specific pages where you have made revisions for each item.
             Expand your disclosures to fully and consistently discuss the process for customers to obtain margin loans, including but not limited to the application process, the review process, the initial approval process, the loan terms, any renewal process (and related timing), and how initial margin amounts are determined and subsequently modified.
             In this regard, we note by way of example only that page 4 says customers are approved for a margin loan upon opening of a brokerage account; page 59 says that customers apply to be approved for a margin loan and suggests that there is an additional approval process; page 93 says that customers deposit securities and funds into their account for trading and apply for margin financing. Indicate whether all customers receive margin loans and quantify how many or what
             percentage of customers have margin loans outstanding at the end of each period presented.
             Your current disclosures on pages 4 and 92 say that margin loans are charged at an interest rate determined by Plutus Securities directors from time to time. Revise your disclosure to be more specific about this time frame.
             Fully discuss the collateral requirements at inception as well as the process for obtaining additional collateral when required. In this regard, for an example only, we note your disclosures on pages 25 and 93 regarding margin calls and requests for customers to liquidate or post additional collateral on the same day but do not see an indication of how long you would wait to liquidate the portfolio if this does not occur. We also note your disclosure on page 59 that you accept shares of listed companies on the stock exchange of Hong Kong as collateral. Given your disclosure on page F-10 that you apply the practical expedient under ASC 326 in estimating an allowance for credit losses for loans, your disclosures regarding collateral should also note whether and how you consider the liquidity of collateral in determining what is accepted.
             Your discussions regarding processes and policies for margin financing and loans to customers appear to generally group together margin loans for trading and IPO loans/
             financing. Clearly explain any differences between these populations with regards to processes, approval, collateral, secured or unsecured amounts, repayment timing, expected duration, as applicable, and any other related items. Clarify whether any margin loans are unsecured or partially secured. If so, in an
             appropriate section, quantify these amounts for all periods, disaggregate such amounts between margin loans and IPO loans, and quantify any write-offs for the periods presented.
Summary of Significant Risk Factors
Risks Related to Revenue and Receivables Concentrations, page 12
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
March      NamePlutus Financial Group Limited
       1, 2023
March4 1, 2023 Page 4
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FirstName LastName
5. Please revise your disclosures here, and also in the Our Customers section on page 95, to address the items below related to revenues and receivables. Your response should cite specific pages where you have made revisions.
             Clarify whether the customers that accounted for significant revenue concentrations in the interim period of 2022 and the fiscal periods of 2021 and 2020 were also the same customers that accounted for the significant percentage of loan balances in those periods.
             Indicate if these customers were the same or different in each of the periods presented and, if the customers differed, disclose any material trend driving this change (e.g., customers closing their accounts entirely, customers concentrated in a particular industry under pressure, expansion into a new geographic area, etc.).
             Disclose if any of the significant customers were considered to be related parties during these timeframes.
Transfers of Cash To and From Our Subsidiaries, page 14

6. Please expand your disclosure to identify the shareholder for whose benefit Plutus Group declared a special dividend of HK$24,451,000. Additionally, describe the amounts due from the shareholder before and after the distribution and discuss the nature of the obligation.
7. We note your disclosure that the special dividend was offset by the amount due from the shareholder, resulting in a net amount due to the shareholder as of September 30, 2022.
         Please provide us with a roll-forward for the periods presented showing how you reached an amount due to the shareholder, and tell us where this information is disclosed and how it is reflected in your financial statements.
Dilution, page 50

8.       Please revise to disclose how the following amounts were determined:
             Pro forma net tangible book value per ordinary share after giving effect to the public offering;
             Amount of dilution in net tangible book value per ordinary share to new investors in the offering; and
             Per share amounts disclosed (i) in the event that the underwriters overallotment option is exercised and (ii) if there were a change in the assumed public offering price.
Results of Operations for Nine Months Ended September 30, 2021 and 2022, page
56

9. Within the discussion of the securities brokerage commissions, such as on page 57, your disclosures indicate the increase in trading volume, and corresponding increase in commissions recognized, was due to an improvement in the overall market sentiment of the Hong Kong stock market during the interim period of 2022. This sentiment also resulted in the increase in margin financing income. Within the discussion of placement
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
March      NamePlutus Financial Group Limited
       1, 2023
March5 1, 2023 Page 5
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FirstName LastName
         services on page 58, the decrease in fees was due to    more prudence
in investing in debt
         issuance resulting from the slowing down of the overall investment sentiments during the
         nine months ended September 30, 2022.    Please revise the disclosures
to reconcile the
         discrepancies in these statements. Your response letter should cite specific page numbers where you have made revisions.
10. We note your disclosure on page 57, and again on page 68, noting that increases in trading volume were due to improved market sentiment driven by an increased number of active customers. Please address the items below. Your response letter should cite specific page numbers where you have made revisions.
             Revise your disclosures to clarify how an improvement in market sentiment is driven by an increase in active customers.
             Here or elsewhere in the filing, revise to define the term active customers.
11. We note your disclosures regarding increases and decreases in assets under management on pages 58 and 70. Please enhance your disclosures for all periods to provide some specific detail regarding what drove these trends. By way of example only, the tables on pages 58 and 70 appear to show significant inflows and outflows related to discretionary accounts, but there is no narrative explaining why this occurred or whether the flows were related to specific customers or product concentrations (such as a focus on investing in fixed income, or outflows from equities, etc.).
12. We note your response to comment 8 and revision on page 68 regarding fractional shares.
         The structure and mechanics of fractional share purchases and sales can impact accounting treatment and how such activity is reflected in the financial statements. As such, we reissue and amend our comment in part. Please address the items below.
             Your response indicates that the Company does not engage in fractional share trading as a part of your normal daily business. Clarify for us, in your response letter, what you mean by this and whether you are referring to Plutus engaging in such activity on a proprietary basis, its users engaging in this activity, or both. Further, users appear to be permitted to sell fractional shares via Plutus; tell us whether your users can purchase fractional shares through Plutus and, if so, explain the mechanics of how this occurs.
             We note that you "arrange for the exchange" of users' fractional shares. Clarify for us what you mean by this, and specify in your response your roles and responsibilities in these arrangements. Your response should include a description of order placement, funding, order execution and fulfillment, clearing, custodial, and record keeping responsibilities, and who performs each of these.
             Describe, in your response, the treatment of any residuals (i.e., the fraction of a share not acquired by the customer), and clarify who is responsible for making the user
             "whole" upon purchase or sale of a fractional share.
             Discuss in your response any limitations of your fractional share offerings, such as whether users can transfer their fractional share investments to brokerage accounts not held by you.
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
March      NamePlutus Financial Group Limited
       1, 2023
March6 1, 2023 Page 6
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FirstName LastName
                Provide us with a thorough accounting analysis explaining your accounting treatment for fractional shares, including specific references to authoritative accounting literature used in reaching your conclusions.
Operating expenses, page 59

13. We note your response to comment 11. It is unclear how the analysis and authoritative accounting literature referenced supports your accounting treatment for these commission expenses. As a non-exhaustive list of examples, we note that:
             A customer as defined by ASC 606 is a party that has contracted with an entity to obtain goods or services that are an output of the entity's ordinary activities in exchange for consideration. Your response provides no analysis to support your assertion that the IPO subscribers are your customers, nor any analysis of criteria in
              ASC 606-10-25-1 in determining a related accounting contract.
             Your analysis does not identify the specified goods or services to be provided to the customer, nor does it discuss your consideration of and determination of the nature of your promise as a performance obligation.
             Your reference to ASC 606-10-55-36 does not provide any context for how you considered this guidance specifically related to the identified specified goods and services to be provided to the customer, nor how you considered whether you control the good or service before it is transferred to the customer. There is also no discussion of whether and how the indicators noted in ASC 606-10-55-37A or ASC
              606-10-55-39 apply (e.g., primary responsibility, inventory risk, pricing discretion, etc.).
         In addition to the above, we note that, based on your response to comment 36 in your letter dated November 8, 2022, and related revised disclosures, you changed your accounting conclusion. However, the analysis in your response to comment 11 in your most recent response letter provides no indication of why you reached a different conclusion nor any discussion of whether your prior conclusion constituted an error, and, if so, how you considered the implications of this under authoritative accounting guidance, such as ASC 250. Please provide us with a more specific and thorough accounting analysis.
14. Please revise your Operating Expense disclosures to address the items below. In your response letter, cite specific page numbers where you have made revisions.
             Expand your discussion of compensation and benefits (i) to quantify how much of the period-over-period change was driven by the compensation paid to the new responsible officer and (ii) to describe in more detail the asset management business expansion in 2022 and how the related cost increases supported this.
             Explain why you have no any advertising or marketing expenses during the interim nine-month period of 2022, given that you appear to consider these activities important in generating customers and, subsequently, revenues. Quantify each material component of general and administrative expenses.
Segment performance for the nine months ended September 30, 2021 and 2022, page
61
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
March      NamePlutus Financial Group Limited
       1, 2023
March7 1, 2023 Page 7
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FirstName LastName

15. Please thoroughly explain for us, in your response letter, why you do not allocate compensation and benefits expense to each of the segments. In this regard, we note that your disclosures identify individuals and a responsible officer hired within the asset management business, which increased expenses in interim 2022 and in fiscal 2021 periods. On page 101, your disclosures also say that you must have not less than two responsible officers to directly supervise the conduct of each regulated activity.
16. Please revise your disclosures to provide a discussion of material Corporate costs, such as compensation and benefits and general and administrative expenses not allocated to the
         Securities related services and Asset management services segments, for the periods presented.
Balances with related parties, page 66

17.      Please revise to provide a detailed discussion of the outstanding
payable due to    Fund
         SPC and its subsidiaries    as of September 30, 2022 as well as the
nature of the
         relationship. Your response should cite specific page numbers where you have made revisions.
Results of Operations for Fiscal Years Ended December 31, 2020 and 2021, page
67

18. We note your response to comment 6 and revised disclosures on page 69. Please enhance your disclosures for both interim and annual periods to quantify the increases and declines in debt placements that resulted in corresponding increases or decreases in placing commissions during the periods presented. In addition, for both IPO and debt issuance transactions, revise your disclosures to note whether and how commission rates vary for your services. Your response letter should cite specific page numbers where you have made revisions.
Executive Compensation, page 115

19. Please revise to include updated compensation disclosure for the latest fiscal year end.
Related Party Transactions, page 117

20. We note your disclosure on page 117 that amounts due for related parties pertaining to
         Mr. Zhao totaled HK$30.951 million at September 30, 2022. Elsewhere, such as on page
         F-46, the amount due from related parties pertaining to Mr. Zhao appears to be disclosed as HK$6.412 million. Please explain this difference and revise your disclosures accordingly.
21.      We note your response to prior comment 15. Please expand your disclosure to
         describe the individual transactions with related parties falling under "Amounts due from related parties" and "Amount due to a related party." Refer to Item 7.B. of Form 20-F.
22. Refer to your response to comment 21 and your revised disclosures on page F-23. Please
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
March      NamePlutus Financial Group Limited
       1, 2023
March8 1, 2023 Page 8
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FirstName LastName
         confirm that the HKD1,114,000 amounts advanced to Mr. Zhao from July 15, 2022 to
         December 31, 2022 are reflected in the table on page 117 covering outstanding amounts as of most recent practicable date or revise. Please also disclose here your intention to settle the amounts due from Mr. Zhao by way of dividend distribution in the form of a reduction in the amount due from Mr. Zhao and/or cash in 2023.
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-10

23. Please revise to separately disclose the (i) amounts due on brokerage transactions on a trade-date basis and (ii) interest receivable from customers for the periods presented.
Revenue recognition, page F-12

24. We note your responses to comments 16, 17, 18, and 19. Your response, and revisions to pages F-12 and F-13, do not provide us with sufficient detail to support your conclusions under ASC 606. Please provide us, in your response letter, with a more thorough accounting analysis for each trading related service (i.e., activities encompassed by trade execution, clearing, custody services, handling services, and underwriting and placing services). Your response should provide detailed supporting analysis for your conclusions, including analysis of specific citations in authoritative accounting literature that apply. In this regard, as a non-exhaustive list of examples, we note:
             Your response should explain how you reached your conclusions regarding who are your customers as defined by ASC 606, such as but not limited to an analysis of the criteria in ASC 606-10-25-1 supporting your determination of the accounting contract. For example, your disclosures state that you perform securities brokerage
              services for    individual customers and brokers;    say that you
arrange trading between
              investors in the market and    its customers;    do not mention
customers for handling
              services; and state that customers for underwriting and placing services are lead underwriters and securities issuers, respectively, but we see no accompanying analysis in your response.
             Your response should specifically identify each promised good and service, explain your consideration of whether such promised goods and services are performance obligations, and state more precisely what activities you do for your performance obligations, with particular consideration paid to ASC 606-10-25-14 through -18, as applicable. For example, your disclosures (i) now define brokerage services as provision of trade execution, clearing and custody services and say you arrange trading of securities between other investors in the market and its customers; (ii) state that you provide underwriting services under respective engagement terms; and (iii)
              say that you procure potential subscribers for placements. These statements do not actually define the promised goods and services for each of these items or identify your specific performance obligation(s). Further, if you provide a service arranging for another party to transfer goods or services to a customer, your response should explain what that means in the context of your specific
obligations.
 Ting Kin Cheung
FirstName  LastNameTing  Kin Cheung
Plutus Financial Group Limited
Comapany
March      NamePlutus Financial Group Limited
       1, 2023
March9 1, 2023 Page 9
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FirstName LastName
                Your disclosures say that trade execution and clearing services are bundled into a single performance obligation as they are not separately identifiable. Your response should explain how you reached that conclusion and include a detailed analysis of your promises in the context of the guidance beginning with ASC 606-10-25-19 to support your conclusion.
                Your response should clearly describe for each service who charges which fees, who pays them, to whom, when, and who determines the total and timing of these amounts. This should include specific identification of when you are entitled to consideration, and from whom.
                Your response should thoroughly discuss your analysis of determining principal or agency status, rather than just stating your conclusions. For example, your response to comment 17 says that you do not take inventory risk before or after securities are transferred to the customer but does not explain why that is the case. You also state that you do not have discretion in establishing trading prices for securities or for securities subscription; however, it is unclear how this is relevant to your discretion in establishing the price for the service being provided by you. Further, you say that you are primarily responsible for fulfilling the promise to execute the order on behalf of the customer, and that you are primarily responsible for fulfilling the promise to clear a trade, subscribe for securities, and receive dividends on behalf of your customers, but you conclude in these cases that you are an agent. In addition to clearly identifying and defining your performance obligations, your discussion regarding principal versus agency analysis should discuss which factors under consideration indicated control of the specified good or service, whether there were any contradictory indicators, and how you weighted each of these in reaching your conclusions.
                Your response should include a detailed explanation of how you reached your conclusions regarding variable consideration, linking your analysis to specific citations of relevant authoritative guidance, as well as your analysis regarding whether any such consideration is constrained and, if so, how.
25. In addition to the comment above, we note that your revisions to pages F-12 and -13, as well as your response to comment 20, appear to indicate that, in multiple instances, you have changed your conclusions regarding principal or agency status and regarding variable consideration. For each of the items below, and for any other instance where you have changed your conclusion, please provide us, in your response letter, with a thorough, detailed, and specific accounting analysis explaining (i) what drove the change, including specific citations of authoritative accounting guidance and your analysis within that context, and (ii) how you support your current conclusion, including specific citations to authoritative guidance. Your response should also address your consideration of the applicability and implications of ASC 250 for each of these changes.
             Your prior disclosures said that there was no variable consideration in the transaction price with regards to commission income earned from brokerage services. Your current disclosures say that there is variable consideration.
 Ting Kin Cheung
Plutus Financial Group Limited
March 1, 2023
Page 10
             Your prior disclosures said that there was no variable consideration with regards to underwriting and placing income. Your response to comment 20 states that transaction price includes variable consideration.
             Your prior disclosures said that you were an agent with regards to underwriting services. Your current disclosures say that you are a principal.

       You may contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Jessica Livingston at 202-551-3448 with any other questions.



                                                            Sincerely,
FirstName LastNameTing Kin Cheung
                                                            Division of
Corporation Finance
Comapany NamePlutus Financial Group Limited
                                                            Office of Finance
March 1, 2023 Page 10
cc:       Joe Laxague, Esq.
FirstName LastName